UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

The purpose of this filing on Form 6-K/A is to replace and amend the Form 6-K that was filed on November 13, 2025 (the “Original Form 6-K”) that contained the Third Quarter 2025 Report (the “Report”) of Nyxoah SA (the “Company”). This Amendment is being filed solely to attach the correct Report which corrects a typo in the Financial Highlights section, includes the correct information regarding going concern in Note 2 of the Report and the events after the balance sheet date in Note 31 of the Report.

Except as described above, this Amendment does not update or modify any other information presented in the Original Form 6-K and does not reflect events occurring after the Original Form 6-K’s filing date of November 13, 2025.

Nyxoah SA

On November 13, 2025, the Company announced its unaudited third quarter results for 2025, which are further described in a Third Quarter 2025 report attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Third Quarter Report 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: November 14, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer